[Dechert Letterhead]

July 27, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust

    File Nos. 333-160877, 811-22320

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Exchange Traded Funds Trust (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 62 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains four prospectuses and two statements of additional information for thirty-one series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on July 27, 2012. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ Leah Schubert
Leah Schubert

cc: Mary Beth Rhoden

      John V. O’Hanlon